Exhibit 99.1

Allego Appoints Steven Salo as Chief Financial Officer

Seasoned financial executive to bring decades of experience in the industrial sectors to a leading provider of electric vehicle charging solutions

ARNHEM, Netherlands – June 6, 2024 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading provider of electric vehicle charging solutions, is pleased to announce the appointment of Steven Salo as the Company’s new Chief Financial Officer (CFO), effective July 1st, 2024.

Steven brings extensive experience in financial leadership, strategic planning, and corporate development to Allego. Born in the UK, Steven went on to study in Australia, graduating from Deakin University, Melbourne, with a Bachelor of Commerce and from Finsia with a Masters of Applied Finance and Investment. He began his career at PricewaterhouseCoopers in Melbourne, and worked in their investment banking and financial advisory practice. During this time, Steven qualified as a Chartered Accountant and remains a member of the Institute of Chartered Accountants in England and Wales.

In 2005, Steven relocated to London with Dresdner Kleinwort Wasserstein, and in 2007, joined Citigroup’s M&A advisory department in the UK. During his tenure at Citigroup, Steven worked with various high-profile clients, including Lloyds Bank, Naspers, KKR, Kraft, and the Royal Bank of Scotland. Steven also contributed to building Citigroup’s M&A advisory practice in Sub-Saharan Africa.

In 2013, Steven joined Arabtec Holding PJSC in Abu Dhabi, where he worked closely with the CEO and board in his role as Head of Strategy and M&A. He later moved to Depa plc in 2016 as Group Chief Financial Officer, where he led the finance team until 2021 and played a pivotal role in Depa selling a majority share to the Public Investment Fund of Saudi Arabia. Steven served as interim CEO of Design Studio Group Ltd, a subsidiary of Depa listed on the Singapore Stock Exchange, from 2019 to 2021. Most recently, Steven served as the Chief Financial Officer of Accsys Technologies plc.

“Steven’s extensive experience and forward vision make him a valuable addition to our leadership team,” said Mathieu Bonnet, CEO of Allego. “We are confident that his expertise will help drive our financial strategy and support our mission to accelerate the transition to sustainable mobility.” Ton Louwers, Allego’s current Chief Financial Officer, will remain with the Company through June 30, 2024.

About Allego

Allego is a leading electric vehicle charging solutions provider dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including Allamo and EV Cloud platforms. With a network of 35,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 220 people striving daily to make charging accessible, sustainable, and enjoyable for all.

For more information, please visit www.allego.eu.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or phrases) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations concerning future performance. These forward-looking statements involve significant risks and uncertainties that could cause the results to differ materially and potentially adversely from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the ability of the Company to remain in compliance with NYSE listing standards and for the Company’s ordinary shares to remain listed on the NYSE, (ii) changes adversely affecting Allego’s business, (iii) the price and availability of electricity and other energy sources, (iv) the risks associated with vulnerability to industry downturns and regional or national downturns, (v) fluctuations in Allego’s revenue and operating results, (vi) unfavorable conditions or further disruptions in the capital and credit markets, (vii) Allego’s ability to generate cash, comply with existing or new debt covenants, service indebtedness and incur additional indebtedness, (viii) competition from existing and new competitors, (ix) the growth of the electric vehicle market, (x) Allego’s ability to integrate any businesses it may acquire, (xi) the agreement of various landowners to deployment of Allego charging stations, (xii) Allego’s ability to recruit and retain experienced personnel, (xiii) risks related to legal proceedings or claims, including liability claims, (xiv) Allego’s dependence on third-party contractors to provide various services, (xv) data security breaches or other network outage, (xvi) Allego’s ability to obtain additional capital on commercially reasonable terms, (xvii) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xviii) the impact of a pandemic or other health crises, including COVID-19 related supply chain disruptions and expense increases, (xix) general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries, and (xx) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The preceding list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans, or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego expressly disclaims any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Allego Contacts:

Investors

investors@allego.eu

Media

press@allego.eu